Mail Stop 3010

October 1, 2009

Mr. David T. Nguyen
Treasurer and Controller
The Intergroup Corporation
820 Moraga Drive
Los Angeles, CA 90049

>   **Re: The Intergroup Corporation**
>   **Form 10-KSB for the fiscal year ended June 30, 2008**
>   **File No. 001-10324**

Dear Mr. Nguyen:

　　We have reviewed your response letters dated as of August 24, 2009 and
September 25, 2009 and have the following additional comment. Where indicated, we
think you should revise your document in response to this comment. If you disagree with
our comment, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
our comment, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

Form 10-KSB for the fiscal year ended June 30, 2008

Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Business and Significant Accounting Policies and Practices

Minority Interest, page 40

1.   We note your response to our prior comment one in your correspondence letters
        dated as of August 24, 2009 and September 25, 2009 and we are unable to agree
        with your position. It does not appear to us that limited partners have a
        contractual obligation to fund the accumulated deficit in Justice Enterprises, Inc.
        As such, we continue to believe these losses should be charged to the majority
        interest in accordance with paragraph 15 of ARB 51. Please revise your financial
        statements accordingly. Additionally, please upload to Edgar copies of the seven
        agreements which you provided to the Staff for its consideration in this matter.

        As appropriate, please amend your filing and respond to this comment within 10
business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please submit a
response letter with your amendment on EDGAR that keys your response to our
comment and provides any requested information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your response to our comment.

        You may contact me at (202) 551-3438 if you have questions regarding our
comment on the financial statements and related matters.

                                        Sincerely,

                                        Robert Telewicz
                                        Senior Staff Accountant